EXHIBIT 21.1

The following is a list of all of the Company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they do business, if different from their name.

Company	Jurisdiction	Any other name under which they do business
Fuwei Films (Shandong) Co., Ltd.	China
Fuwei (BVI) Co., Ltd.	British Virgin Islands